December 4, 2024

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southwestern Electric Power Company

SWEPCO Storm Recovery Funding LLC

Registration Statement on

Form SF-1 (File Nos. 333-282250 and 333-282250-01)

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), the undersigned wish to advise you that we, as representatives of the underwriters, hereby join with Southwestern Electric Power Company’s and SWEPCO Storm Recovery Funding LLC’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on December 6, 2024 at 8:00 a.m. Eastern time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Securities Act of 1933, the undersigned, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i) Date of the Preliminary Prospectus: December 2, 2024

(ii) Anticipated dates of distribution: December 4, 2024 to December 13, 2024

The undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Steffen Lunde
Name:	Steffen Lunde
Title:	Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Vincent Cimino
Name:	Vincent Cimino
Title:	Managing Director

On behalf of each of the Underwriters